Barry J. Miller

7146 Pebble Park Drive

West Bloomfield, Michigan 48322

Tel.: +1 (248) 232-8039

Fax: +1 (248) 246-9524

E-Mail: bjmiller@bjmpllc.com

September 27, 2023

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	Cannabis Bioscience International Holdings, Inc.
Registration Statement on Form S-1 (File No. 333-267039) – Amendment No. 5

Ladies and Gentlemen:

On behalf of my client, Cannabis Bioscience International Holdings, Inc. (the “Company”), I am responding to the comments from your Staff (the “Staff”) relating to Amendment No. 4 to the referenced Registration Statement (the “Registration Statement”) contained in the Staff’s letter dated July 17, 2023. In response to these comments, the Company has todays filed an amendment to the Registration Statement.

Set forth below is the Company’s response to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response and a summary of the responsive actions taken.

Comment 1:

Please provide an updated consent letter from your independent auditor.

Response:

The Company has provided appropriately dated consents from the independent auditors who audited the Company’s financial statements for the fiscal years ended May 31, 2023, and May 31, 2022.

Comment 2:

Audited Consolidated Financial Statements, page 73

Please provide updated financial statements for the year ended May 31, 2023 pursuant to Rule 8-08(a) and (b) of Regulation S-X.

Response:

These financial statements are included in the amendment.

Comment 3:

The opinion does not cover the same number of shares to be sold by selling stockholders as the prospectus. Please revise.

Response:

A revised opinion is included as an exhibit to the amendment.

The amendment also includes material reflecting the Company’s decisions to terminate its Sleep Center Business and to commence conducting clinical trials of cannabinoids as a sponsor (that is, for its own account. You will also find updating material, as well as correction of language which I believe is clarifying and nonsubstantive.

Please contact me if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Barry J. Miller